Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida 33634

(813) 313-1800

Portions of this letter have been omitted based on a request for confidential treatment pursuant to 17 C.F.R. 200.83 submitted by Cott Corporation to the Division of Corporation Finance, and [***] denote such omissions. The omitted portions have been filed separately with the Commission.

July 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20549-6010

Attn: Brigitte Lippmann

Re:   Cott Corporation

         Registration Statement on Form S-3

         Filed June 13, 2012

         File No. 333-182100

         Form 10-K for the Fiscal Year  Ended December 31, 2011

         Filed February 29, 2012

         File No. 001-31410

Ladies and Gentlemen:

This letter sets forth the response of Cott Corporation (the “Company”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2012.

Each of the Staff’s comments is restated below in bold type and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Revenue Results for Reporting Segments, page 40

1.	You state that the revenue of your segment RCI decreased partially due to the reduced demand from your customer in Syria. In addition, it appears from your website that you have soft drink concentrate sales and/or bottling plants located in Aleppo, Mhardeh, and Damascus in Syria, and Khartoum in Sudan. It also appears from RCI’s website that its branded beverages are sold in Syria and Sudan. Syria and Sudan are countries designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.

Confidential Treatment Requested by Cott Corporation

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through direct or indirect arrangements. Include information regarding any goods, technology, services, or monies you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities controlled by those governments.

Response:

The Company is one of the world’s largest beverage companies focusing on private-label and contract manufacturing. The Company’s operations are located primarily in the United States, Canada, the United Kingdom and Mexico. The Company’s RCI business, which primarily sells soft drink concentrate worldwide, represented approximately 1% of the Company’s revenues in 2011.

The Company’s sales of concentrate through the RCI business comply with applicable U.S. economic sanctions programs and export control laws and regulations implemented by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) and the U.S. Department of Commerce, Bureau of Industry and Security (BIS). As described in the Company’s response to the Staff’s second comment, sales to customers in Syria and Sudan have historically represented, and are expected to continue to represent, a small percentage of revenue for the RCI business and a de minimis percentage of the Company’s revenue.

The beverage concentrate sold by the Company comes within the definition of EAR99 food products. Sales of EAR99 food products to customers in Syria are not subject to a licensing requirement, and these products qualify for a general license for sales to customers in Sudan. Prior to the issuance of a General License in October 2011, the Company was issued specific export licenses by OFAC in accordance with the Trade Sanctions Reform and Export Enhancements Act of 2000 (TSRA) (Title IX of Public Law 106-387).

2.	Please discuss for us the materiality of the contacts with Syria and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and

Confidential Treatment Requested by Cott Corporation

municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan.

Response:

The Company has limited business contact with Syria and Sudan, primarily selling concentrate to independent bottlers in those countries. The Company does not own or operate any bottling plants in Syria or Sudan, nor does it have any offices, employees or significant business assets in those countries. The Company believes that its sales of beverage concentrate to Syria and Sudan pose no material risk to our shareholders.

Sales to Syria and Sudan are a very small percentage of the Company’s business:

•

In 2009, combined sales to customers in Syria and Sudan represented approximately [***]% of the Company’s total 8 ounce equivalent case volume for that year, and approximately $[***] out of approximately $1.6 billion in total 2009 revenue.

•	In 2010, combined sales to customers in Syria and Sudan represented approximately [***]% of total case volume and approximately $[***] out of over $1.8 billion in total revenue.

•	In 2011, combined sales to customers in Syria and Sudan represented approximately [***]% of total case volume and just over $[***] out of over $2.3 billion in total revenue.

•

In the first quarter of 2012, the most recent interim period for which data is available, combined sales to customers in Syria and Sudan represented approximately [***]% of total case volume, and approximately $[***] out of approximately $523 million in total revenue.

The Company believes that its very limited business contacts with customers in Syria and Sudan are immaterial to shareholders and should have no effect on the value of its common shares. In addition, neither the quantity nor value of concentrate sold to customers in Syria and Sudan represent a material risk to shareholders.

*    *    *    *    *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Confidential Treatment Requested by Cott Corporation

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or want to discuss the Company’s responses to your comments, please contact the undersigned via telephone at (813) 313-1895.

Very truly yours,

/s/ Marni Morgan Poe

Marni Morgan Poe

Vice President, General Counsel and Secretary

cc:	Christian O. Nagler, Kirkland & Ellis LLP

 H. John Michel, Jr., Drinker Biddle & Reath LLP